QuickLinks -- Click here to rapidly navigate through this document

        Filed by Tut Systems, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporation: Copper Mountain Networks, Inc.
Commission File No.: 000-25865

TUT SYSTEMS
TELECONFERENCE
Moderator: Randall Gausman
February 14, 2005
5:30 am PST

Operator:
Good morning. My name is Christie and I will be your conference facilitator At this time I would like to welcome everyone to the Tut System's Copper Mountain Network Acquisition conference call. Our lines have been placed on Mute to prevent any background noise. After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, press star and then the number two on your telephone keypad. Thank you. I would now like to introduce Chief Financial Officer Randall Gausman-Tut Systems, Inc, VP Finance & Administration, Chief Financial Officer.
Randall Gausman:
Good morning and thank-you for joining us on our conference call to discuss our Copper Mountain Networks acquisition. I am Randall Gausman-Tut Systems, Inc, VP Finance & Administration, Chief Financial Officer, CFO of the company.

Before I turn the call over to Sal D'Auria, our Chairman, President and CEO, I would like to remind you that today's conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, without limitation, statements relating to 1 the expected completion and financial and other impact of the mergers with Copper Mountain Networks and Cosine Communications, and 2 the expected acceleration of the Telco TV revolution and our future position and potential success in this market. Forward-looking statements are based on management's current expectations and beliefs, and are subject to risks and uncertainties. As a result, actual results may differ materially from the forward-looking statements contained herein.

Risks that relate to these forward looking statements include the risks inherent in new and developing technologies and markets, the risk that competitors will introduce rival technologies and products, the risk that the Copper Mountain and CoSine transactions will not occur, and the risk that the expected benefits of the Copper Mountain and CoSine transactions will not be achieved as a result of unforeseen costs or events. Further detailed information about risk factors that may impact our business is set forth in our periodic filings with the Securities and Exchange Commission. We expressly disclaim any obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. Now I'd like to turn the call over to Sal for his opening remarks.

Sal D'Auria:
Well thank you Randy, and welcome to our early morning conference call. You may remember that in our last call in early January, we talked about the increased activity level that we are seeing in the IPTV space. You may also remember that we commented that you should expect to see us proactively seek out additional products and technologies that would broaden our solution portfolio. We are very, very excited about the transaction that we announced last Friday.

We believe that the acquisition of Copper Mountain is a significant turning point for Tut. It will help with accelerating our plan to address the growing number of opportunities in the video marketplace and we believe broaden into some new market segments of the carrier video market. It was both market opportunity driven and specific customer opportunity driven. One thing I want to be very clear on; we are very focused on staying on the video track. We believe that video is one of the most important growth areas in the telecom market today. We will not deviate from that success track. Multi Edge Video Content processing solutions. We are not going to venture into the carrier DSLAM market. We are not going to venture into the BRAS market. We are going to repurpose certain Copper Mountain products and technology that fit into our multi-edge video content processing road map, and we believe that the resulting new products from this transaction will enable us to make this transaction the accretive by 2006, maybe sooner.
With that I'd like to turn it over to Randy to give you a description of the transaction.
Randall Gausman:
Last Friday on February 11th we announced that we signed a definitive merger agreement to acquire all of the outstanding shares of Copper Mountain Networks, Inc., in a stock-for-stock transaction valued at approximately $10 million. Upon closing, Tut Systems will issue approximately 2.5 million shares of its common stock to the shareholders of Copper Mountain Networks. Approximately 25.2 million shares of the company's common stock are currently outstanding. In a separate, previously announced merger, we also agreed to acquire CoSine Communications, Inc. in a stock-for-stock transaction, and if approved by the stockholders of CoSine and Tut Systems, the company would issue approximately 6.0 million shares of its common stock to the shareholders of CoSine. Each transaction is expected to close in the second quarter of 2005, and each is subject to applicable stockholder approvals, and other customary closing conditions.

We are acquiring Copper Mountain Networks primarily for its additional product and engineering resources, which will be refocused to address our expanding IPTV market opportunities. We plan to incorporate Copper Mountain's intellectual property and certain product elements into our growing video-centric product portfolio. As a result of the transaction, we will retain certain Copper Mountain employees from development centers in Palo Alto and San Diego and retain Copper Mountain's San Diego facility. We will transfer the Palo Alto development team to our Pleasanton, CA office. We will honor Copper Mountain's existing customers' support agreements.

With the Copper Mountain acquisition, approximately 30 plus engineering and certain other technical personnel will be joining the Tut Systems team. By the time we close this transaction in the second quarter, Copper Mountain will have terminated its headquarters lease and certain other obligations, including paying their transaction expenses, resulting in, we believe net available cash of approximately $3.0 to $4.0 million. We expect that this transaction will result in an incremental increase to our OpEx of approximately $2.0 million per quarter. Further, beginning in 2006 we expect that this transaction will result in incremental revenue for the company and will be accretive to our bottom line. We are still evaluating the short-term incremental revenue opportunities for 2005 related to Copper Mountain's existing product lines and remaining inventory. You should expect a further update from us on the financial impact of this acquisition following the close of this transaction in the second quarter.
Now I will turn the call back over to Sal for his remaining comments.
Sal D'Auria:
Well, thanks Randy. As we stated in the press release, we see this as a unique opportunity to accelerate, enhance and broaden our product line. We are going to repurpose certain Copper Mountain products and technology to fit into our multi edge video content processing roadmap. The VantEdge product from Copper Mountain is real world deployment proven and has many video related capabilities that have been untapped to date. It is a very powerful, dense platform with a 130gb backplane with a robust scalable architecture, a full complement of standards based interfaces and a lot of built in intelligence.

We are also excited about the CopperView EMS system and its underlying technology. It is another world class product that has been field proven with some of the largest carriers over a number of years. It is a true carrier class product with a standard interface that can easily integrate with a variety of OSS applications, including Telcordia OSS. By the way, it has OSMINE certification and is CORBA standards compliant.

Our current shipping ASTRIA product line is a very strong product line and it will not change, but you will see a change to the Astria SC plan as the re-purposed video focus VantEdge enters our product line before the end of the year. We expect to announce further details of our product line soon after the transaction closes and we believe that the resulting multi edge video conference product line will surprise a lot of people. We believe it will map to the carrier network architectures with a super headend to the various intelligent video edges, and as we mentioned, it was both market driven and specific customer driven.

As part of the agreement, we are beginning on the product integration and we are not waiting for close of the transaction. This will enable us to be most efficient and accelerate the introduction of new products. Teams from Copper Mountain and Tut are already working together on the product roadmap and I believe that the similar cultures of the teams will facilitate a smooth integration.

I have known the Copper Mountain people for some time. I have a lot of respect for the team, I have a lot of respect for the team and am very impressed with the great products they have deployed. This is an absolute world class development team. They have worked together as a tight team for many years, and I believe that that will help make for a very easy integration of the teams. We have already received commitments from approximately 30 members of the engineering team to join Tut Systems.

We will open a development center in San Diego where we will consolidate the Copper Mountain Palo Alto development team with the Tut team in our Pleasanton facility. Our development centers will be Portland, Pleasanton, Oxford and now, San Diego.

Clearly we have brought together an overall Tut team that is best in class on both the video side and the networking side. We believe that you will see additional products and functionality in the product line before the end of the year, maybe sooner.

We will be making changes for the current product line at Copper Mountain. There will be some DSL products and a number of access related products that will be brought to an end of life state, but we will support the Copper Mountain customer base.

Over the next two months we will develop the details of the support plan with the customers as we implement the changes in the product line. I hope to begin meeting with some of the customers in the coming weeks.

I'd like to take a moment and just give a couple of quick comments on our progress in the quarter. We have received the first shipment of our set-top boxes that we were expecting that we talked about in the last conference, and we have shipped our first MPEG-4 system to a major carrier for lab evaluation. We are very excited and very pleased with the performance of our MPEG-4 AVC system. We believe that our MPEG-4 AVC implementation will deliver the highest quality video at the lowest constant bit rate. We believe that our years of experience with constant bit rate technology will set us apart in the marketplace.

In closing I'd like to say, number one, we believe that this transaction is good for Tut stockholders, Copper Mountain stockholders and the Copper Mountain team. We believe that the resulting multi edge videocentric products will surprise the industry. I would like to welcome the Copper Mountain employees to the Tut team; I think it's going to be a lot of fun. We are very excited about the opportunities ahead. With that, I'd like to open up for questions.
Operator:	At this time I would like to remind everyone, in order to ask a question, please press star, then the number one on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.
Your first question comes from Bill Morrison with Ryan Beck and Company.
Bill Morrison:	Morning, guys.
Sal D'Auria:	Morning, Bill.
Bill Morrison:	Congratulations on another transaction.
Randy & Sal:	Thank you.
Bill Morrison:
A few questions. The re-purposed VantEdge. Is that slated specifically for the service controller? Or is that also for the content processor? Second question is, was you know 23 inches chassis or ANSI plus and/or, you know, OSMINE certification, was that spelled out and required specifically in an RFP that you're responding to? And third, can you just kind of give us — or could you remind me when you expect this to be accretive. I couldn't remember which quarter in '06 you said.

Thanks.
Sal D'Auria:
Yes. Let me start with your third one, Bill. The third one relative to when it's accretive. We believe that in the early part, in fact right in the beginning of '06 currently we would expect it to be accretive. And obviously we're still working through some of the details, and we think that's a conservative estimate. We may see some things sooner.

You asked a number of product questions. First of all I should point out that the VantEdge comes in a couple of different form factors. One is ANSI and one is ETSI. So we have 23-inch and 19-inch. And we like the fact that it's, you know, standards based. You know, NEBS3 compliant, all of those things. And has, again, a very big and powerful back plane and a lot of built-in intelligence.

I think — and I mentioned — I think you'll see this in a couple of months when we roll out our product plan — that there are a lot of video-centric resources that have been untapped to date in the VantEdge. And you'll see a variety of those things combined with a variety of our content processing skill sets in the product line.

I do want to point out, I said it already but I want to make sure everyone understands, that the current Astria, the current shipping Astria product line, will remain the same. And this will be an addition to the line. And, you know, we're very excited about articulating the details of that once we close this transaction, which would be the appropriate time to do that.
And again, we're very excited about that.
I forgot what the other product question was that you were asking.
Bill Morrison:	Was there a specific requirement in RFP for OSMINE and for an ANC size platform?
Sal D'Auria:
Yes, and so I would say two things relevant to that. The first thing is that we're very excited about this because again, not only did we see sort of general market opportunities, but we also see specific customer opportunities, number one. Number two, we have not to date, seen a requirement for OSMINE though as we look forward we believe that some of those carriers who may be telling us they are not quite interested today, will find themselves interested in that resource. And I think you know, Bill, how difficult it is, how costly it is, to develop that certification.
Bill Morrison:
Yes, absolutely, so then the following question is, Are you going to get into the BRAS business, and the changes you make to the vantage platform, does it have to be re-certified in the OSMINE process?
Sal D'Auria:
Yes, so, again I want to state very, very clearly. We will not be getting into DSLAM space and we will not be getting into the BRAS space. We believe that the video opportunities that are evolving with the largest carriers will keep us plenty business. Redback, Juniper and Cisco won't have to worry about us in the BRAS space. We do think that we will bring a unique offering to the evolving video opportunities for the largest carriers.
Bill Morrison:	No re certification?
Sal D'Auria:	Oh, relative to re-certification, as you know when you add certain resources there are things that you will do as the case with NEBS and other certifications also.

But the fact that you've done them to begin with and have a platform, the certification process is a much quicker, easier process in general. And we think that any certifications that we're interested in will be able to happen in a very timely manner
Bill Morrison:	Okay. And then one last question. The new tier-one carrier you shipped MPEG-4 system to — is that in addition to the one that you recorded revenue for field trials before?
Sal D'Auria:	Yes it is.
Bill Morrison:	Okay, thanks a lot guys.
Sal D'Auria:	Thank you.
Operator:	Your next question comes from Chet White from Merriman, Curhan & Ford.
Chet White:	Morning guys.
Randy & Sal:	Morning Chet.
Chet White:
Let's see. Couple questions. You said there was a specific customer opportunity that drew you into this deal. Could you give a little more color on that? And maybe you could tie in some of the past customers. As I recall, Copper Mountain had won a couple decent sized independent operating companies over the past year or so.
Sal D'Auria:
Yes, I'll comment on the last one first. I don't know the exact number. It's somewhere between, it's around 15 or more, you know, good carriers that are VantEdge customers today. They've done a good job on that. And again, it's a remarkable product. We are very very impressed with the engineering team and the product. Very well architected. And that's exciting.

I mentioned that, you know, we see — and again, you know, we haven't shown you the detailed product road map. We expect to do that as soon as we close this transaction. We will introduce some new products into our product line, etc.

You know, relative to the drivers here, we saw drivers relative to general market interest. But we also saw some specific customer requirements that we thought we could — can — accelerate our development by this acquisition. In the sense, it was the classic make versus buy decision. And we think that video is happening now, so we wanted to do things now as opposed to next year.
Chet White:
I see. So would you relate this to a situation where you, for example, were working on the Astria SC and you wanted to basically broaden the feature set of that product, and here's a way to get it done quicker?
Sal D'Auria:	That's basically the case. But I think that there's more interesting things to the story when we roll out the roadmap.
Chet White:
I got you. And then maybe you could tie in to the road map. For this to be accretive in terms of kind of step one, step two, I assume by 2/1 of '06, there's got to be a step in between that just does a broadened feature set of Astria SC, booking revenue from that, and then a whole new product would take a bit longer. Some time in '06. Is there any …

Sal D'Auria:
There's basically a very well thought through platform that can accept various resources pretty easily. The other thing that I want to make clear, if you look at the details of the agreement, starting on Friday, we have engineers from both companies jointly working on a new product and product direction. So we are making use of the time between now and close to further progress these activities, which gives us confidence that we're being most efficient and what that will result in us making a accretive contribution sooner than later.
Chet White:	I see. So I'm just trying to get at, basically the Q1 '06 contribution, is that going to be a new chassis? Or basically the current chassis, just kind of tuned up?
Sal D'Auria:	I think that the best way to look at it is that the current family of chasses, with potentially some additional cards that go in and bring additional resources to them.
Chet White:	I got you. Okay.
Sal D'Auria:
So this is — and just so people know that the VantEdge has been, you know, shipping for some time. I met with customers, and those customers, you know, are very complimentary about the quality of the product and the engineering behind it.
Chet White:
Okay. And then could you talk about just the customer support agreements that you're going to kind of support over the next year or two? Or is there some scope and scale to those agreements that you'll be winding down?
Sal D'Auria:
I guess the way to — really easy way to scope that is that they are minimal level of commitments or resources necessary to do that. We will be working out some of the details with some of the customers over the next couple of months to implement soon after the transaction closes.

So I would not worry too much about them being any sort of a diversion, and the Copper Mountain team has done a great job of supporting the various customers on their Legacy product lines. We will just do the right things to efficiently put a bow around all those things.
Chet White:	I've got you. So when you say minimum level, you're talking hundreds of thousands of bucks not millions?
Sal D'Auria:	Correct.
Chet White:	Yes. And then lastly, the — by the way, congratulations on getting your MPEG-4 box out and shipping.
Sal D'Auria:	Yes, we are very excited about that.
Chet White:
So basically you shipped to a Tier 1 which is pretty exciting, a new Tier 1. And could you then maybe just refresh on the — I guess you had orders for 31 — from 31 different customers, was it 11 new, 20 current. How will those roll now that you have your set-tops?
Sal D'Auria:	Yes, let me just clarify a couple of things. We did send out to a large carrier our MPEG-4 for system for a lab evaluation. So we didn't say we shipped that for revenue.

The second thing is that you're absolutely right. We have 30 — I don't know the exact number today, but it is at least 33 people on a waiting list, and we are now scheduling the distribution of the demo systems and the set-top boxes for them and things are cuing out and going out.

Obviously we want to take care of some of the, you know, the top customers on the list first, and we are moving down that list as quickly as we can. But again we are very excited about the components that we are seeing with our product. It is visually very apparent.
Chet White:	I see, so the revenue that you might have expected was in the couple of million bucks range, it now looks like it's on track?
Sal D'Auria:
I guess the thing you should take away from that is yes, we're feeling more confident about fulfilling the revenue recognition requirements of a customer that has had some backlog and contract with us for sometime and has gone through a couple of phases. So now the third phase of that project we're feeling more confident about fulfilling in this quarter. We still have work to do, but we are making very good progress.
Chet White:
And then in just a simple thumbnail, could you describe when you say AVC MPEG-4, describe where you feel you are positioned in terms of the quality of this MPEG-4 and the degree of competitive separation that you have brought between you and maybe some of the other highest MPEG-4 solutions that are out there?
Sal D'Auria:
One of the things that I commented on here is that, you know, one of the very important details is that we have always taken an approach with our MPEG-2 that is very important, practically for the telcos, to be dealing with constant bit rate, not variable bit rate streams. That again for the telco market that is particularly important. It was not as important in the cable side.

We have taken that same technology from MPEG-2 that we have years of experience in and some very key intellectual property in and applied it to our MPEG-4. So what you'll find is that our MPEG-4, the variance on the constant bit rate coming out of that, the MPEG-4 ABC, is once again less than 1% variance. We think that is a very important differentiator.

So, as I stated today, we are talking about the highest quality video at the lowest peak bit rate. And we think that that is — we are more and more confident that that positions us very well particularly on the telco side.

Remember that — on the MPEG-2 side certainly we have not been able to do analysis on competitors MPEG-4, but on the MPEG-2 side we saw that most competitors varied anywhere between 7% and 15% on that variability where we were 1%, and we think that will make even a bigger difference in the MPEG-4 AVC world.
Chet White:
Excellent. Thank you very much. And is there any new breakeven rate that you have on the top line? Say for the overall firm if you were to complete this deal, that you need about $4 million to cover the $2 million, or …?
Sal D'Auria:
I think that you know that is a good rough estimate on these things. That obviously would not take effect until after the deal closes and we have the resources on board. Obviously that is sort of a full quarter kind of perspective on that expense level, and you know if you use 50% gross margins, you are pretty close with that $4 million.

But the other thing that we will do after we close this transaction is to give you a more detailed update on not only the product roadmap but also on the financial outlook. Because we have said very little about the incremental revenue in '05, and we're fine-tuning that now and we will share that with you once the deal closes.

Chet White:	Excellent. Thank you very much and congratulations.
Sal D' Auria:	Thank you.
Operator:	Your next question comes from Anton Wahlman with Needham & Company.
Anton Wahlman:
Hey, I'm trying to understand here the specific product roadmap. Basically it — I mean Copper Mountain had two major platforms. They had the DSLAM and they had the VantEdge. And if I understood you correctly, both are not going to be happening going forward. You will be end of life'ing them. And you obviously have talked, you have the Astria here as a product and you have their relatively newly announced SC platform.

So I'm trying to understand exactly what happens as you blend in Copper Mountain's capabilities. Will your SC Platform survive with the modifications by coming from the VantEdge kind of technical expertise? And so the Astria platform would continue sort of unchanged all things considered. Is there also going to be a version of the Astria series that will get variety of modifications? I'm just trying to make sure I understand this correctly.
Sal D'Auria:	Those are good questions, and obviously we have already stated that stayed tuned for the details of that. But let me do my best to give you the right message here.

The current Copper Mountain product line can be simply stated. There is the CopperEdge products, which are the legacy DSLAM products, which again we will not be getting into that business, and we will be working on a transition plan relative to that. The VantEdge, which again is a very powerful platform, and the CopperView, which is a very robust EMS system. Those two things, and you know pieces of that underlying technology will enter our roadmap.

Simply stated, you know today in our product line we have four shipping Astria products. There are four sizes to our products from the 2U version to the 12U version of our product and a couple in between. So all of those will remain in our product line for sometime, you know many years we expect. The Astria SC, which we talked about, has not begun shipping, and yes, we have made a decision on that, and we have — we will evolve that into the VantEdge platform. That is our expectation.

So it will enter the — obviously it will have some Astria name to it, and maybe we will keep the SC name, but it will be based on some VantEdge platform, for the VantEdge platform. So the part that I think you'll find interesting is when we talk about the various resources that we will put an intelligence that we will put on these various products. And again, soon after we close the deal, which would be the appropriate time, we will set up a communications section to fully discuss all of the pieces of the product roadmap.
Anton Wahlman:
Okay. Again, just so I understand this correctly then, the SC Platform that you had, that chassis will be killed in favor of the Copper Mountain chassis that have in turn, you know, is really substantially their VantEdge product?
Sal D'Auria:	That is accurate.
Anton Wahlman:
Okay, all right. Now I understand. Thank you. Now also just to clarify, Randy, you said 30 people, then you said 30 engineers. Can I sort of assume that that is kind of the same thing anyway, that the only people you're bringing on are essentially engineers anyway, so those two are both the same?

Randall Gausman:	Yes.
Anton Wahlman:	Okay.
Randall Gausman:
Now, I should state that we are still evaluating other folks that are at Copper Mountain outside of the engineering organization, some that may be appropriate to support the engineering organization. And secondly is that we have very quickly embraced the Copper Mountain team, and we are giving members of the Copper Mountain team priority for any other open requisitions that we have within the company.
Anton Wahlman:	So it's 30 people minimum, potentially a few more if things work out?
Randall Gausman:	Right and Copper Mountain people will have priority on any open reqs that we have around the company.
Anton Wahlman:	Sure. How many employees did Copper Mountain have going into last Friday?
Randall Gausman:
Going into last Friday, I think they had somewhere in the 65 full-time and then some contractors on top of that, probably five or 10 contractors on top of that. You may know that over the last month or so there have been a number of people let go from Copper Mountain, so that number, the 65 number has been lowered in the last few weeks already. And again we have made offers and gotten commitments from 30 engineers both in San Diego who will open a new office in Palo Alto, which by the way is where the CopperView product line is developed.
Anton Wahlman:
So the discrepancy, the 35 or so people who are obviously, is it really all of the G&A stuff, plus a substantial portion of the sales and marketing, plus maybe a handful of engineers, would that be a fair statement?
Sal D'Auria:
Yeah, actually you know, a vast majority of the engineering team — this is a very intact engineering team. We kept everyone in the hardware group and the software group on the engineering team, and we thought there was significant value in keeping the team together that has been together for sometime. We think that will accelerate the opportunity set.
Anton Wahlman:	All right. That is very helpful. Thank you.
Sal D'Auria:	Thank you.
Operator:	Your next question comes from Andry Kurita with Kettle Hill Partners.
Andry Kurita:	Hi guys, my question has been answered. Thank you.
Sal D'Auria:	All right.
Operator:	Your next question comes from Eric Kaner with Needham & Company.
Eric Kainer:	How are you guys?
Randall Gausman:	How are you?

Eric Kainer:
All right, thanks. Just a couple of quick ones. First, if we look out at the 2006, when we should expect revenue synergies, you know could you characterize what those synergies would look like? How much of that would you see coming from effectively new customers that are introduced because of this acquisition, and how much of that would be basically selling new products that effectively you are getting, or let's say the VantEdge platform re-purposed into accounts that you expect to win any how?
Sal D'Auria:
Yes. That is a pretty difficult question to answer at this time. You know as we have modeled this and looked at '05 and into '06, believe that we will easily with the incremental products coming out of this be able to make this an accretive event.

And again some of those slices on that are details that are very difficult to answer, particularly when we have not shared with you some of the nuances of the product plan that we have developed. And again this is, you know, we have been thinking about this for sometime and have a very very detailed roadmap that we are already implementing. But stay tuned until we close the deal. We will give you as much detail as we can to help you with those kind of slices of the business.
Eric Kainer:	Fair enough. Can we assume that there is a nonzero number of customers that have installed the VantEdge or plan to install the VantEdge that you have not penetrated?
Sal D'Auria:
Actually given that we have not been in the BRAS market and do not expect to be in the BRAS market, there are probably 15 or so customers that are not customers of ours today. I look forward, very much look forward to meeting with them beginning in the next couple of weeks because we expect that some of those folks will have some video content processing requirements. It is becoming a much more common thing, and we think that there will be some good that comes out of that introduction to those potentially new customers.
Eric Kainer:
Just as a follow-up to that, is there as part of this agreement any kind of an OEM relationship which takes effect immediately where the existing team, you know, I'm not sure exactly how many sales or marketing folks are left at Copper Mountain —but where they would be able to market your product, the Astria line, into those potentially new engagements?
Sal D'Auria:
Yeah, a couple of things. One is that as I mentioned there have been some reductions in the work force over the last few weeks at Copper Mountain that included a reduction of the essentially entire sales force. So the sales force is essentially no longer there
Eric Kainer:	Fair enough.
Sal D'Auria:
At Copper Mountain. And we don't expect that we will see an opportunity set from those folks. Except the reason I'm anxious to visit some of these customers is that we do think that there may be some interesting opportunities directly from these VantEdge customers.
Eric Kainer:	So you will be doing that obviously directly as opposed to …
Sal D'Auria:
We will be doing that directly. We may get some help in that, but we look at doing that directly and talking about the different video business that we are in and how that may impact the service offering of those carriers.
Eric Kainer:	Thank you and good luck.

Sal D'Auria:	Thank you.
Operator:	As a reminder, to ask a question please press star 1 on your telephone keypad. Your next question comes from Wilson Jaeggli with Southwell Partners
Wilson Jaeggli:
Hi, good morning. There has just been announcement on the tape here about D.W. Shaw who owns some stock in Copper Mountain here. Let me ask you a question. You said you had signed a definitive merger agreement, not a letter of intent. Is that correct?
Sal D'Auria:	That is correct. In fact, you will see an 8-K filing today. It is already on file. Early this morning we filed an 8-K that has attached to it the complete DMA.
Wilson Jaeggli:	Congratulations on getting that out early, thanks. Are there any breakup penalties involved in this should this merger not go through?
Sal D'Auria:	There are no breakup penalties involved. I will point out that both parties are anxious to get this closed, and that is why we arranged to have our engineers work together immediately.
Wilson Jaeggli:	Help me understand, make sure I understand what you said. It looks like you are keeping about 30 people from Copper Mountain, is that correct?
Sal D'Auria:
There are 30, at least 30 people. There are 30 engineers that we are adding to our team. As we mentioned, we are evaluating other good people. I mean this is a terrific team of people, and we are looking for, you know, opportunities if they arise relative to adding some additional folks from Copper Mountain. But we are still evaluating that at this time.
Wilson Jaeggli:
And I guess as you evaluate this acquisition, you evaluate the people that you can bring forth and bring over and also the patents. Could you tell us about what value you see in the patents at Copper Mountain?
Sal D'Auria:
Actually yes, I think you're absolutely right on. The people and team are very very important. The approach that Copper Mountain has taken in their development over the years is that they actually have a very small patent portfolio. I think there are just actually a couple of patents in that portfolio. Again, they took a different track. We have somewhere in the 60 range of patents in our portfolio.

They rely on standard-based products and engineering know how in their products and have done a great job with that. So again, it is not the patents, it is the product platform and the people to take it forward into these new markets that we are repositioning it and repurposing it to address.
Wilson Jaeggli:	Thank you very much and best of luck.
Sal D'Auria:	Thank you.
Operator:	At this time, there are no further questions.
Sal D'Auria:	Let me give everyone just a moment in case anyone has any last-minute questions on this early Monday morning.

Well, it sounds like there are no further questions. Thank you for joining us on the call this morning. We are excited to give you the update on this acquisition and our short comments on some of our major milestones in this quarter relative to AVC. We fully expect to give you more details both on the financial side and the product roadmap side once we close this transaction, and we look forward to telling you about that at that time. Thanks again for joining us this morning.

END

QuickLinks

TUT SYSTEMS TELECONFERENCE Moderator: Randall Gausman February 14, 2005 5:30 am PST